

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

<u>Via E-mail</u>
Darren Lopez
President
Vista Holding Group, Corp.
4535 S. 2300E, Suite B
Salt Lake City, UT 84117

> **Re:** **Vista Holding Group, Corp.**
> **Form 8-K**
> **Filed August 18, 2014**
> **File No. 333-184795**

Dear Mr. Lopez:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K suggests the document may not comply with some requirements of the form. In this regard, please address the following:

1. We note that immediately before the reported asset acquisition of the assets of Mr. Lopez's vitamin business you were a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, it appears that you were required by Item 2.01(f) of Form 8-K to provide within four business days after completion of the transaction the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Please refer to Section II.D.3 of SEC Release No. 33-8587, Item 2.01(f) of Form 8-K, and the CF Disclosure Guidance: Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, available at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm. We note your current report does not contain the pro forma financial statements and audited financial statements of the acquired business, as required by Items 2.01(f) and 9.01(c) of Form 8-K. Please promptly amend your Form 8-K to provide the required financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP